     P.O. Box 7850
     Mountain View, CA 94039-7850
November 15, 2007
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc: Kari Jin — Staff Accountant

Re:	Intuit Inc. Form 10-K for the Fiscal Year Ended July 31, 2007 Filed September 14, 2007 Form 8-K filed September 14, 2007

SEC File No. 0-21180
Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated October 31, 2007 relating to the above referenced filings of Intuit Inc.
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended July 31, 2007
Note 1. Summary of Significant Accounting Policies
Service Revenue, page 66
Comment:
1.	We note that the Company’s Digital Insight business offers your Internet banking and business applications through hosting arrangements. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-03. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware.
Response:
     The terms of a typical Digital Insight hosting arrangement are:
•	Term of three to five years;

•	Hosting services include internet banking and related services including bill pay services;

•	Monthly and transaction-based fees are paid in arrears;

•	The customer has no contractual right to take possession of the software during the hosting arrangement.
As noted above the terms of the Company’s hosting arrangements do not give the customer the contractual right to take possession of the software at anytime during the hosting period. Consistent with the guidance in paragraph 5 of EITF 00-03, “Application of AICPA 97-02, ‘Software Revenue Recognition,’ to Arrangements That Include The Right To Use Software Stored On Another Entity’s Hardware,” our hosting arrangements do not contain a software element covered by the guidance set forth in SOP 97-2, “Software Revenue Recognition.” Therefore, the Company recognizes revenue from hosting arrangements in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements.” We have not evaluated whether or not it is feasible for our customers to run the software on its own hardware because they do not have the right to take possession of the software.
Comment:
2.	We further note that the Company recognizes revenues from upfront fees for implementation services under your hosting arrangements over the greater of the initial life of the customer contract or the estimated life of the customer service relationship. Please tell us the term of a typical initial contract. Also, please explain how you determined the estimated life of the customer relationship to be seven years.

Response:
     The initial term of the typical contract for the Company’s Digital Insight business is approximately three to five years. Approximately 90% of our customers renew their contracts when the initial contract term has expired. Our high customer retention rate creates a customer relationship period that is greater than the initial term of a typical contract.
     On an annual basis, the Company analyzes the estimated life of its customer service relationships to ensure that the period over which implementation fee revenues are being recognized is appropriate. This study will be performed more frequently if changes in the Company’s business occur that indicate that the estimated life of the customer relationship may have changed (e.g., adverse renewal trends, longer contract term trends, etc.).
     The Company reviews the estimated range of customer lives derived from active customers and terminated customers. We determine an estimated average life based on our review of the period of time from the initial contract start date through either termination or expiration of the term of their current contract, including renewed contracts. We focus our review on the estimated customer lives for our core offerings (internet banking, cash management and bill payment) because they consist of the most significant number of customers and these offerings will have the largest balance in the Company’s deferred revenue accounts . We also consider the high and low end of the range of the customer lives to assure that the implementation revenues recognized would not be materially different from that estimated average life. The upfront fees collected for the twelve months ended July 31, 2007 were not significant.
     Based on the methodology discussed above and the results of our analysis, we have concluded the estimated customer relationship period to be seven years.
Multiple Element Arrangements, page 66
Comment:
3.	We note that for multiple element arrangements, VSOE is established based on the price charged when the element is sold separately. We further note from your disclosures on page 5 that you offer several technical support options to your QuickBooks customers, which are priced based on the level of personal assistance and response time the customer requires. While we note that these plans are sold separately, please explain further how you establish VSOE for these technical support arrangements when they are included in your multiple element arrangements. In this regard, please describe the process you use to evaluate the various factors that affect your VSOE, including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.
Response:
     Our QuickBooks support plans consist of one-time support, as well as monthly, three month, six month and annual plans. Our time based support plans allow the customer to ask an unlimited number of questions about their product. Pricing for these plans is standard and consistent for customers depending on the length of support plan. Our pricing plans do not differentiate by type of customer.
     Consistent with the guidance set forth in paragraph 10 of SOP 97-2 we evaluate VSOE based on the price charged when the same element is sold separately. VSOE is established when a product/service is sold separately at a consistent price. We have established VSOE for support plans that are included in our multiple element arrangement based on standalone sales subsequent to the initial product sales and renewals of technical support plans. VSOE is evaluated annually. We review standalone sales generated from our order management system. For example, we evaluated the consistency of pricing for the support plans based on the standalone sales of approximately 8,000 support plans during our fiscal year ended July 31, 2007.
Comment:
4.	In addition, we note from the example provided in your response letter dated April 6, 2006 (comment 3) that the Company considers the electronic tax filing services provided with your Turbo Tax products to be a separate element for which you are able to establish VSOE. Please describe the circumstances in which you sell these services without the customer purchasing your tax software products.
Response:
     There are no circumstances under which our electronic filing services can be used without a customer purchasing our tax software products or using our on-line tax preparation services.
     Fiscal 2005: We have established VSOE of fair value for each of the elements in our bundled tax offering for the fiscal year ended July 31, 2005 through separate standalone sales of each element in the arrangement, including the electronic filing services. We established VSOE for our electronic filing service through standalone sales over and above the electronic filing service included in the bundle. Many of our customers use our desktop tax software product to prepare more than one tax return and therefore they purchase the electronic filing service separate from the purchase of the initial tax offering. The customer nonetheless could choose to electronically file by paying a separate fee, as a standalone purchase. We also had instances where the electronic service was a separate arrangement from our tax software product. Please note that our Turbo Tax products allow our customers to either print their returns and file by mail or separately purchase our electronic filing service to file their returns.
     Fiscal 2006 and 2007: We sold our customers a standalone desktop offering that was not bundled with the electronic filing services. The desktop offering and the electronic filing services are considered separate arrangements. The desktop product allowed our customers to either print their returns and file by mail or separately purchase our electronic filing service to file their returns.
Online offerings
     Fiscal 2005, 2006 and 2007: Our online offerings are an interactive tax preparation service that enables individual taxpayers to prepare and electronically file their federal and state income tax returns entirely online.

For our online offerings, customers prepare their federal and state returns online prior to any payment to Intuit. The customer then has the option to print and mail their return or electronically file their return. Once this option is chosen and the returns have been printed or electronically filed, the customer’s payment for both the use of the online software and the electronic filing service is received and revenue is recognized.
Note 6. Acquisitions
Digital Insight Corporation, page 78
Comment:
5.	We note your disclosures relating to the Company’s acquisition of Digital Insight Corporation and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:
•	The factors that contributed to a purchase price that resulted in the recognition of approximately $1.0 billion of goodwill which represents approximately 75% of your purchase price.

•	We note that you allocated approximately 22% of a purchase price to intangible assets which consist of customer lists, purchased technology, trade names and logos, and covenants not to compete. Please describe the methods and assumptions used by management to determine the estimated fair value allocated to these intangible assets.

•	We note that your purchase price allocation does not include any amounts allocated to in-process research and development. We further note that during the periods preceding your acquisition of Digital Insight, approximately 30% of their historical operating expenses were for research and development. Given their significant investment in research and development, please explain why no amounts were allocated to in-process research and development.
Response:
Background
To help us allocate the purchase price of Digital Insight Corporation (DI), we engaged the valuation services of KPMG. The following responses to the Staff’s comment are based on management’s assumptions utilized in the valuation services of KPMG.
Recognition of Goodwill
The factors that contributed to the recognition of approximately $1.0 billion in goodwill are as follows:
•	Fair value of net assets acquired was approximately $342 million (based on management’s assumptions). We direct the Staff to Note 6, “Acquisitions,” of our fiscal 2007 audited financial statements filed with our annual report on Form 10-K for a full list of the allocation of purchase price.

•	Digital Insight is a service company whose assets are primarily cash and accounts receivable.

•	The valuation of intangibles under FAS 142 presumes a market participant valuation approach. However, the part of the purchase price associated with goodwill includes expected future synergies of the combined organization. Intuit and Digital Insight serve more than 5,000 financial institutions, nearly 25 million customers, and approximately 7 million small businesses. At the time of the acquisition, Intuit expected to combine its financial management tools with Digital Insight’s online banking capabilities to create and improve service offerings for its customers and to enable financial institutions to be able to provide their customers with access to Intuit’s leading small business point solutions (e.g., Quicken, QuickBooks, payroll, credit card payments) in combination with access to the online banking offerings provided by Digital Insight. We expected the combined products and services to result in an increased number of customers. The cash flows related to new customers are not reflected in the values ascribed to the net intangible assets purchased at the time of the acquisition, and accordingly, are reflected in the value associated with goodwill.
Methods and Assumptions Used to Determine Estimated Fair Value Allocated to Intangible Assets
The value of the intangible assets that were included in the purchase price as of the acquisition date (February 6, 2007) were as follows:

Amount
Intangible Assets Included in Purchase Price	($, in Thousands)
Existing Technology	$146,000
Customer Relationships	134,800
Trade Names	700
Non-Compete Agreements	10,000
Existing Technology
     As part of the transaction, Intuit acquired Digital Insight’s existing technology, an online banking application service with more than 1,800 client financial institutions. The outsourced software products are hosted in Digital Insight’s data centers and delivered as an “on-demand” service offering. A single version of software and common, multi-tenant data center infrastructure, is used to support the clients. The products are highly configurable and comprised of multiple modules to support consumer solutions, business banking, corporate banking, lending, Web center, and security solutions. Each module is supported by an underlying platform, which is the main component that defines existing technology.
     Digital Insight’s existing technology included the current online banking application platform as well a new platform which is expected to be released in fiscal year 2008. While still in development, the new platform was proven to be technically feasible as of the date of acquisition, February 6, 2007 (the “Valuation Date”). Both platforms are expected to generate repeat business and future profit from services and outsourcing. Revenue from existing technology consists of fees charged to financial institutions and is based on the number of transactions conducted by the end users or the customers of these financials institutions.
     The existing technology of Digital Insight was valued using the excess earnings method under the income approach. The excess earnings method reflects the present value of the projected cash flows that are expected to be generated by the existing technology, less charges representing the contribution of other assets to those cash flows.
     The projected revenues and expenses used in the income approach are based upon what Intuit’s management expects the technology to generate over the estimated useful life of the technology, excluding any buyer-specific synergies that might accrue from the acquisition of Digital Insight by Intuit. The costs of sales and operating expenses were based on management’s forecasts, and include only research and development expenses required to maintain the existing technology.
     The projection of cash flows to be generated by the existing technology spans a period of five years. We applied a discount rate of 13.0% to the cash flows attributable to the existing technology intangible asset. The discount rate used was consistent with Digital Insight’s historical internal rate of return.
Customer Relationships
     At the Valuation Date, Digital Insight had contracts with over 1,800 small to medium size financial institutions. The contracts with financials institutions are typically 3 to 5 years with about 50 percent up for renewal in two years following the transaction. These contractual customer relationships, based upon recurring fees, represent a distinct, identifiable intangible asset to Intuit because they will generate repeat business revenue and future profit.
     The customer relationships were valued using the excess earnings method of the income approach. Under this method, fair value reflects the present value of the projected residual cash flows that are expected to be generated by the business relationships with the customers that existed on the Valuation Date.
     The projected revenues and expenses used in the income approach are based upon the amounts that management expects the customer relationships to generate over the estimated economic life of the customer relationships. The cost of sales and operating expenses include only sales and marketing expenses required to maintain the existing relationships.
     The projection of cash flows to be generated by the customer relationships spans a period of seven years. We applied a discount rate of 13.0% to the cash flows attributable to the customer relationship intangible asset.
Trade Names
     As part of the transaction, Intuit acquired the “Digital Insight” trademark. Digital Insight is a leading provider of on-line banking applications, and is expected to benefit from the recognition of its trademark in the future.

     The trademark was valued using the relief from royalty (“RFR”) approach. Under the RFR approach, the value of the trademark reflects the savings realized by owning the trademark. The premise associated with this valuation technique is that if the trademark were licensed to an unrelated party, the unrelated party would pay a percentage of revenue for the use of the trade name. The trademark owner is spared this cost. The cost savings, or relief from royalty, represents the value of the trademark.
     We applied a discount rate of 13.0% to the cash flows expected to be generated by the trademark.
Non-Compete Agreements
     As part of the purchase of Digital Insight, seven key executives signed non-compete agreements with Intuit, which prevents them from competing against Intuit for a period of three years.
     The non-compete agreements were valued using the “with-and-without” method of the income approach. This method reflects the value of the cash flows that would potentially be lost if the non-compete agreements were not in place.
     We applied a discount rate of 13.0% to the cash flows expected to be generated by the non-compete agreements.
Allocation to In-Process Research and Development
          We did not allocate any of our purchase price to In-Process Research and Development because we consider any research and development costs for our hosting to be accounted for under “Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” We refer the Staff to our response to Comment 1 above, where we describe that the Company’s hosting arrangements do not give the customer the contractual right to take possession of the software at anytime during the hosting period. We call the Staff’s attention to the following excerpts from EITF 00-03 and AICPA IPR&D Practice Aid in support of this position:
•	EITF 00-03 concludes that “if the vendor sells, leases, or licenses software that is within the scope of SOP 97-2, then the development costs of such software should be accounted for in accordance with Statement 86. Conversely, if the vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1. However, if during such software’s development or modification, the vendor develops a substantive plan to sell, lease, or otherwise market the software externally, the development costs of the software should be accounted for in accordance with Statement 86.”
Therefore, in general, those companies that offer hosting services have been accounting for software development costs in accordance with SOP 98-1.
•	The AICPA IPR&D Practice Aid states that development costs accounted for under “Statement of Position (SOP) 98-1, which provides that costs incurred to develop internal-use software are not R&D costs unless they meet the limited exceptions provided in paragraph 18 of that SOP. Paragraph 12 of that SOP states that internal-use software has the following characteristics: (a) the software is acquired, internally developed, or modified solely to meet the entity’s internal needs and (b) during the software’s development or modification, no substantive plan exists or is being developed to market the software externally. The task force believes that the circumstances when a project to develop internal-use software would be accounted for as a specific IPR&D project are rare.”
We call the Staff’s attention to sections 3.3.06 and 3.3.07 of the AICPA IPR&D Practice Aid for a specific example that is similar to our fact pattern.
Note 7. Disposition and Discontinued Operations, page 81
Comment:
6.	We note that in March 2007, the Company sold “certain assets” related to your Complete Payroll and Premier Payroll Service businesses to ADP. Please describe further which assets from your outsourced payroll business were included in this sale and tell us which assets are still part of your payroll and payments segment. We further note that the operations and cash flows of the assets could not be clearly distinguished, operationally or for financial reporting purposes, from the rest of your outsourced payroll business. Please explain what the Company considers to be a component of your entity (i.e. a segment, a reporting unit, an asset group) for purposes of reporting discontinued operations. Also, tell us the total estimated gain on sale to be recognized from this transaction.
Response:
Overview of Outsourced Payroll
          Our outsourced payroll products (which are part of our Payroll and Payments segment) include QuickBooks Assisted Payroll Service, which provides the back-end aspects of payroll processing, including tax payments and filings, for customers who process their payrolls using QuickBooks. We also offer full service payroll processing, direct deposit, check delivery and tax payment services through our Complete Payroll Service. Prior to the sale to ADP, we also offered Premier Payroll Service, which was also a full service payroll processing offering.
Assets Included In and Excluded From Sale to ADP
          In March 2007, we sold our Premier Payroll Service customer base and Premier Payroll Service technology (source code) to ADP. We licensed back a small portion of the platform in order to continue to support a small portion of our existing Assisted Payroll Service customers. There were no sales personnel for Premier Payroll Service, as we had discontinued offering this service to new customers. We retained the facilities and most of the employees who previously supported the customers and operations of the Premier Payroll Service to support our remaining payroll operations.
          We also sold to ADP approximately 50% of our Complete Payroll Service customer base and transitioned our direct sales force to ADP. We retained the technology, systems, facilities and the customer support and operational employees supporting the Complete Payroll customers.

          We retained all of the customers, employees, facilities, assets and operations of our Assisted Payroll Service.
Discontinued Operations – Company Considerations In Defining a Component of an Entity
          We consider a component of our entity (Intuit Inc.) to be a reporting unit in accordance with paragraph 41 of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As of the date of the sale, we consider all of the outsourced payroll business (Assisted, Complete and Premier) combined to be one reporting unit within our Payroll and Payments segment as defined in paragraph 30 of SFAS 142, “Goodwill and Other Intangible Assets.” We call the Staff’s attention to the following excerpt from paragraph 30 of SFAS 142.
     “Paragraph 30. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”
          We have concluded that our outsourced payroll business is a reporting unit one level below our operating segment of Payroll and Payments because we track discrete financial information and cash flows of the business, including people, processes and facilities We are not able to identify the discrete financial information and cash flows at the next level below the reporting unit (the offerings of our outsourced payroll business of Complete, Premier and Assisted) as a business because we do not separate the operations of these offerings and track and report the cash flows of these offerings below the revenue level.
          As described above, we sold only certain assets of a reporting unit and not a business as defined in EITF 98-03, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”. We call the Staff’s attention to the following excerpt from paragraph 6 of EITF 98-03.
•	Per paragraph 6 of EITF 98-03, “For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”
          In accordance with paragraph 42 of SFAS 144, we do not believe we qualify for discontinued operations because of the following conditions:
•	We consider a component of our entity (Intuit Inc.) to be a reporting unit. We consider our outsourced payroll business combined to be one reporting unit within our Payroll and Payments segment as of the date of the sale. We do not consider the individual offerings (Assisted, Complete and Premier) of the payroll business to be a business or a separate reporting unit.

•	We continue to serve the payroll needs of customers.

•	The operations and cash flows of that component (reporting unit) will not be eliminated from the ongoing operations of Intuit as result of the disposal transaction.
Estimated Maximum Net Gain on Sale to Be Recognized
          As of July 31, 2007, our total estimated maximum net gain on the sale that may be recognized from this transaction is approximately $97 million. We call the Staff’s attention to the fact that this maximum net gain is only an estimate based on assumptions that we monitor every quarter. This gain is contingent upon the number of customers that ultimately transition to ADP. We are recognizing the net gain on the sale of the assets as customers are transitioned pursuant to the agreement over a period not to exceed one year from the date of the sale.
Exhibit 31
Comment:
7.	Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. Please confirm that Messrs Bennett and Patel signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. See Release NO. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff alert (Mar. 5, 2005) available on our website at www.sec.gov.
Response:
          The company confirms that Messrs Bennett and Patel signed these certifications in their individual capacity. In preparing future 302 certifications, we will not include the title of the office held by the signatory in the first line of the certifications.

     Pursuant to the Staff’s request, the company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891 or Laura Fennell, our Senior Vice President / General Counsel, at (650) 944-3631. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller